Filed by Mylan Laboratories Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities and Exchange Act of 1934, as amended

Subject Company: King Pharmaceuticals, Inc.
Commission File No.: 0-24425

     This filing relates to a planned acquisition (the “Acquisition”) by Mylan Laboratories Inc. (“Mylan”) of King Pharmaceuticals, Inc. (“King”), pursuant to the terms of an Agreement and Plan of Merger, dated as of July 23, 2004 (the “Merger Agreement”), by and among Mylan, Summit Merger Corporation (a wholly-owned subsidiary of Mylan) and King. The Merger Agreement is on file with the U.S. Securities and Exchange Commission (the “SEC”) as an exhibit to the joint proxy statement/prospectus on Form S-4 filed by Mylan on September 3, 2004, and is incorporated by reference into this filing.

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Mylan Responds to Icahn’s 13D Filing

PITTSBURGH, Sept. 20 — Mylan Laboratories Inc. (NYSE: MYL) today commented on Carl Icahn’s 13D filing dated September 17, 2004.

Robert J. Coury, Mylan’s Vice Chairman and Chief Executive Officer, confirmed, “I and other members of Mylan’s management team met with Mr. Icahn, on September 10, 2004. We provided him the same information contained in our preliminary proxy statement filed with the SEC and amplified in meetings that we have had with more than 100 institutional investors since Mylan announced the planned acquisition of King Pharmaceuticals, Inc. I originally suggested the meeting because I was concerned that Mr. Icahn did not have an accurate understanding of the generics industry and specifically Mylan’s business.

“Early into the meeting these concerns were confirmed and we spent most of the meeting trying to educate Mr. Icahn about the dynamics of the generic pharmaceutical industry. At the end of the productive meeting we suggested another meeting with Mr. Icahn to continue our dialogue to help him further understand the state of the generics industry and the compelling logic behind the King acquisition. Furthermore, I suggested that, in light of his level of understanding, Mr. Icahn should retain a generic industry expert to rely on for that meeting, and he agreed.

“We caution investors not to rely on Carl Icahn’s view because we believe that he doesn’t understand the potential value that a Mylan King combination will create. As previously announced, we will conduct a conference call on November 1, 2004 followed by an investor roadshow, to provide additional information on the opportunities provided by the King acquisition and nebivolol, as well as financial guidance on a prospective basis for the combined company and for Mylan on a stand-alone basis.

“Mylan’s Board of Directors is unanimous in its support of this transaction and believes that the pending merger of King Pharmaceuticals will optimize value for all shareholders by the creation of a leading specialty pharmaceutical company.”

About Mylan Laboratories:

Mylan Laboratories Inc. is a leading pharmaceutical company with four subsidiaries, Mylan Pharmaceuticals Inc., Mylan Technologies Inc., UDL Laboratories, Inc. and Mylan Bertek Pharmaceuticals Inc., that develop, license, manufacture, market and distribute an extensive line of generic and proprietary products.

Forward-Looking Statements:

This press release includes statements that constitute “forward-looking statements”, including with regard to the King transaction, the value of the Mylan-King combination, the optimization of shareholder value and the planned conference call and roadshow. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Because such statements inherently involve risks and uncertainties, actual future results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to: factors relating to satisfaction of the conditions to the acquisition, including requisite shareholder and regulatory approvals; challenges and costs relating to integration of the two businesses; the effect of any changes in customer and supplier relationships and customer purchasing patterns; the impact and effects of legal or regulatory proceedings, actions or changes; general market perception of the transaction; the effects of vigorous competition on commercial acceptance of Mylan’s and King’s products and their pricing; the potential costs and product introduction delays that may result from use of legal, regulatory and legislative strategies by Mylan’s or King’s competitors; uncertainties regarding patent, intellectual and other proprietary property protections; exposure to lawsuits and contingencies associated with both Mylan’s and King’s businesses; the ability to attract and retain key personnel; other uncertainties and matters beyond the control of management of both Mylan and King; and the other risks detailed in the periodic filings filed by Mylan and by King with the Securities and Exchange Commission. Neither Mylan nor King undertakes any obligation to update these statements for revisions or changes after the date of this release.

Additional Information About the Merger and Where To Find It:

In connection with the proposed merger, Mylan and King filed with the SEC on September 3, 2004, a joint proxy statement/prospectus on Form S-4 that contains important information about the Merger. These materials are not yet final and will be amended. Investors and security holders of Mylan and King are urged to read the joint proxy statement/prospectus filed, and any other relevant materials filed by Mylan or King because they contain, or will contain, important information about Mylan, King and the Merger. The preliminary materials filed on September 3, 2004, the definitive versions of these materials and other relevant materials (when they become available) and any other documents filed by Mylan or King with the SEC, may be obtained for free at the SEC’s website at http://www.sec.gov. Investors and shareholders of Mylan and King may also read and copy any reports, statements and other information filed by Mylan and King with the SEC at the SEC public reference room at 450 Fifth Street, N.W. Room 1200, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room. In addition, the documents filed with the SEC by Mylan may be obtained free of charge by directing such request to: Mylan Laboratories Inc., Attention: Investor Relations, 1500 Corporate Drive, Canonsburg, PA 15317, or from Mylan’s website at http://www.mylan.com. The documents filed with the SEC by King may be obtained free of charge by directing such request to: King Pharmaceuticals, Inc., Attn: Corporate Affairs, 501 Fifth Street, Bristol, TN 37620, or from King’s website at http://www.kingpharm.com. Investors and security holders are urged to read the joint proxy statement/prospectus and the other relevant materials when such other materials become available before making any voting or investment decision with respect to the proposed transaction.

Mylan, King and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the shareholders of Mylan and King in favor of the acquisition. Information about the executive officers and directors of Mylan and their ownership of Mylan common stock is set forth in the proxy statement for Mylan’s 2004 Annual Meeting of Shareholders, which was filed with the SEC on June 28, 2004. Information about the executive officers and directors of King and their ownership of King common stock is set forth in the proxy statement for King’s 2003 Annual Meeting of Shareholders, which was filed with the SEC on September 19, 2003. Investors and shareholders may obtain more detailed information regarding the direct and indirect interests of Mylan, King and their respective executive officers and directors in the acquisition by reading the joint proxy statement/prospectus regarding the acquisition, which is included in the Registration Statement on Form S-4 filed by Mylan with the SEC on September 3, 2004.

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